Mail Stop 3561

December 27, 2006

Ryan G. Miest, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402

     Re: Golf Galaxy, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed December 8, 2006
            File No. 0-51460

Dear Mr. Miest:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pending Employment-Related Arrangements with Purchaser, page 35

1. We note your disclosure that several of your officers and directors, including your chief executive officer and chief financial officer, will enter into second amended and restated employment agreements, and we note that they negotiated the terms of the merger agreement. It appears that these employment agreements will provide, among other things, an increase in base salaries. For example, we note your disclosure that the base salaries of Messrs. Zanatta and Maanum will increase from $280,000 and $260,000 to $355,000 and $335,000, respectively. Accordingly, it appears that your affiliates will receive increased compensation and benefits following the merger transaction, and therefore, may be engaged in the transaction. We further note that the transaction will result in your delisting

from NASDAQ and becoming a wholly-owned subsidiary of Dick's Sporting
Goods, Inc. As a result, it appears that the transaction may be a "Rule 13e-3
transaction" as defined in paragraph (a)(3) of that regulation, which would require
that you file and satisfy the disclosure requirements of Schedule 13E-3.
Also see Example 3, Going Private Rules and Schedule 13E-3 in the Division of
Corporation Finance's Manual of Publicly Available Telephone Interpretations
(July 1997). Please revise accordingly, or provide us with your analysis
supporting your position that the transaction is not a Rule 13e-3 transaction. We
may have further comment upon review of your response.

* * *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Ryan G. Miest, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
December 27, 2006
Page 3

       Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

                                       Sincerely,

                                         H. Christopher Owings
                                         Assistant Director

cc: Fax: (612) 339-4181